Exhibit 99.1

Report in Respect of Voting Results Pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual and Special Meeting of holders of common shares of ARC Resources Ltd. held on April 29, 2016 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at such Meeting and the outcome of the vote. A detailed description of the business of the Meeting is contained in the 2016 Information Circular – Proxy Statement of ARC Resources Ltd. (the "Information Circular") dated March 9, 2016.

	Description of Matter	Outcome of Vote	Percentage Approval
1.	Ordinary resolution to approve the election of 10 nominees to serve as directors of ARC Resources Ltd. for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.	Resolution approved	John P. Dielwart Fred J. Dyment Timothy J. Hearn James C. Houck Harold M. Kvisle Kathleen M. O'Neill Herbert C. Pinder Jr. William G. Sembo . Nancy L. Smith Myron M. Stadnyk	99.40% 97.30% 99.74% 99.86% 99.45% 99.86% 99.80% 99.85% 99.84% 99.86%
2.	Ordinary resolution to approve the appointment of Deloitte LLP, Chartered Accountants as auditors of ARC Resources Ltd. to hold office until the next annual meeting of shareholders.	Resolution approved	99.65%
3.	Ordinary resolution to approve the non-binding advisory vote on executive compensation, as described in the Information Circular.	Resolution approved	98.27%
4.	Special resolution to approve the reduction of the stated capital account of ARC Resources Ltd’s common shares as described in the Information Circular.	Resolution approved	99.68%

The resolutions to approve matters 1, 2, 3 and 4 noted above were conducted by way of ballot.

Dated at Calgary, Alberta this 29th day of April, 2016.

ARC RESOURCES LTD.

Per:	(signed) "Grant A. Zawalsky"
Grant A. Zawalsky
Corporate Secretary